Dear Friends,

Fiduciary Management, Inc. joins United Way of Greater Milwaukee in thanking you for helping us LIVE UNITED. Your investment is hard at work tackling our community’s most critical problems.

We at Fiduciary Management understand how investing wisely can produce lasting change. Like you, we trust United Way to maximize your generous gift to create a better future for all.

Give. Volunteer. Inspire. That’s what it means to LIVE UNITED.

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Thank you to Fiduciary Management, Inc. for sponsoring
the 2008 Leadership Registry. By underwriting this
publication, Fiduciary Management helps United Way
keep administrative costs low, ensuring that donors’
gifts are invested in community problem solving.

LIVE UNITED. GIVE.

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Fiduciary Management, Inc.

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